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                     [NEWS RELEASE JDS UNIPHASE LETTERHEAD]

                                               Filed by JDS Uniphase Corporation
              Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the
                                Securities and Exchange Act of 1934, as amended.
                                                  Commission File No.: 333-45300
                         Subject Company: JDS Uniphase Corporation and SDL, Inc.

FOR FURTHER INFORMATION CONTACT:

Anthony Muller
Executive VP and CFO
JDS Uniphase Corporation
408 434-1800

Michael L. Foster
VP Finance and CFO
SDL, Inc.
408 943-9411


             JDS UNIPHASE AND SDL SET NEW STOCKHOLDER MEETINGS DATE

NEPEAN, ONTARIO AND SAN JOSE, CALIFORNIA - JANUARY 26, 2001 - JDS Uniphase Corporation (Nasdaq: JDSU and TSE: JDU) and SDL, Inc. (Nasdaq: SDLI) today announced that the respective special stockholder meetings to approve their pending merger were adjourned on January 26, 2001 and have been rescheduled to February 12, 2001. The special meeting of JDS Uniphase stockholders will be held at the company's offices at 1768 Automation Parkway, San Jose, California at 10:00 AM Pacific Time. The special meeting of SDL will be held at the Wyndham Garden Hotel, 1300 Chesapeake Terrace, Sunnyvale, California at 10:00 AM Pacific Time.

     Stockholders of record of each company as of the close of business on November 16, 2000 will be entitled to vote at the respective meetings. JDS Uniphase and SDL stockholders have been sent a copy of the definitive joint proxy statement prospectus as filed with the Securities and Exchange Commission on November 17, 2000. Those holding shares of both companies must vote such shares separately at the respective meetings. Proxies that have already been submitted remain valid. Stockholders may revoke their proxies in the manner described in the proxy statement at any time before or at the meetings.

     In addition to stockholder approvals at the special stockholder meetings, completion of the merger, which was announced on July 10, 2000, remains subject to obtaining various regulatory approvals, including approval under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

     This release is being made for information purposes only and is not intended to be a solicitation of proxies for the proposed transaction.

     JDS Uniphase is a high technology company that designs, develops, manufactures and distributes a comprehensive range of products for the growing fiberoptic communications market. These products are deployed by system manufacturers worldwide to develop advanced optical networks for the telecommunications and cable television industries. JDS Uniphase is traded on the Nasdaq National


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Market under the symbol JDSU, and the exchangeable shares of JDS Uniphase Canada
Ltd. are traded on The Toronto Stock Exchange under the symbol JDU. More information on JDS Uniphase is available at www.jdsuniphase.com.

     SDL's products power the transmission of data, voice and Internet information over fiber optic networks to meet the needs of telecommunications, data transmission, dense wavelength division multiplexing (DWDM) and cable television applications. They enable customers to meet the bandwidth needs of increasing Internet, data, video and voice traffic by expanding their fiber optic communications networks much more quickly and efficiently than would be possible using conventional electronic and optical technologies. SDL's optical products also serve a variety of non-communications applications, including materials processing and printing. Additional information about SDL, Inc. is available on the Internet at www.sdli.com.

     You are urged to read the joint proxy statement-prospectus included in JDS Uniphase Corporation's Registration Statement on Form S-4 in connection with the merger of JDS Uniphase and SDL filed with the SEC because the joint proxy statement-prospectus and the Registration Statement on Form S-4 contain important information. You can get copies of the joint proxy statement-prospectus and the Registration Statement on Form S-4 and any other relevant documents, for free at the SEC's web site, and copies of reports, proxy statements and other information regarding JDS Uniphase or SDL filed with the SEC are available free from the companies. Requests for documents relating to SDL should be directed to SDL, Inc., 80 Rose Orchard Way, San Jose, California 95134, Attention: Investor Relations, Telephone (408) 943-4343. Requests for documents relating to JDS Uniphase should be directed to JDS Uniphase Corporation, 210 Baypointe Parkway, San Jose, California 95134, Attention:
Investor Relations, Telephone (408) 434-1800.

Source: JDS Uniphase Corporation and SDL, Inc.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

JDS UNIPHASE CORPORATION HAS FILED A REGISTRATION STATEMENT WITH THE SEC ON FORM S-4 WHICH INCLUDES A JOINT PROXY STATEMENT-PROSPECTUS IN CONNECTION WITH THE MERGER, AND JDS UNIPHASE AND SDL HAVE MAILED A JOINT PROXY STATEMENT-PROSPECTUS TO THEIR RESPECTIVE STOCKHOLDERS CONTAINING INFORMATION ABOUT THE MERGER. JDS UNIPHASE AND SDL SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CAREFULLY. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT JDS UNIPHASE, SDL, THE MERGER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE ABLE TO OBTAIN FREE COPIES OF THESE DOCUMENTS THROUGH THE WEB SITE MAINTAINED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION AT HTTP://WWW.SEC.GOV. FREE COPIES OF THE JOINT PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED BY REQUEST FROM JDS UNIPHASE AND SDL BY MAIL. REQUESTS FOR DOCUMENTS RELATING TO JDS UNIPHASE SHOULD BE DIRECTED TO JDS UNIPHASE CORPORATION, 210 BAYPOINTE PARKWAY, SAN JOSE, CALIFORNIA, 95134 ATTENTION:
INVESTOR RELATIONS (408) 434-1800. REQUESTS FOR DOCUMENTS RELATING TO SDL SHOULD BE DIRECTED TO SDL, INC., 80 ROSE ORCHARD WAY, SAN JOSE, CALIFORNIA 95134
ATTENTION: INVESTOR RELATIONS (408) 943-4343. IN ADDITION TO THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT-PROSPECTUS, JDS UNIPHASE AND SDL FILE ANNUAL, QUARTERLY AND SPECIAL REPORTS, PROXY STATEMENTS AND OTHER INFORMATION WITH THE SEC. YOU MAY READ AND COPY ANY REPORTS, STATEMENTS OR OTHER INFORMATION FILED BY JDS UNIPHASE AND SDL AT THE SEC PUBLIC REFERENCE ROOMS AT 450 FIFTH STREET, N.W., WASHINGTON, D.C. 20549 OR AT ANY OF THE SEC'S OTHER PUBLIC REFERENCE ROOMS IN NEW YORK, NEW YORK AND CHICAGO, ILLINOIS. PLEASE CALL THE SEC AT 1-800-SEC-0330 FOR FURTHER INFORMATION ON THE PUBLIC REFERENCE ROOMS. JDS UNIPHASE AND SDL FILINGS WITH THE SEC ARE ALSO AVAILABLE TO THE PUBLIC FROM COMMERCIAL DOCUMENT-RETRIEVAL SERVICES AND AT THE WEB SITE MAINTAINED BY THE SEC AT HTTP://WWW.SEC.GOV.